SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

Canadian Niagara Power Company, Limited
(Name of foreign utility company)

The Niagara Mohawk Holdings, Inc.
(Name of filing company, if filed on behalf of a foreign utility company)

Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the “Act”) and Rule 57, Niagara Mohawk Holdings, Inc. (“NiMo”) files this form to notify the Securities and Exchange Commission that its subsidiary company Canadian Niagara Power Company, Limited (“CNP Limited”) is a foreign utility company within the meaning of Section 33 of the Act.

Item 1	State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

CNP Limited, located at 1130 Bertie Street, Fort Erie, Ontario, is a Canadian public utility company that generates electricity and supplies and markets energy and energy services in Ontario. CNP Limited owns and operates the William B. Rankine Generating Station, a 74.6 MW hydroelectric plant located on the Canadian side of the Niagara River at Niagara Falls. CNP Limited and its subsidiaries are further described in Securities and Exchange Commission File No. 70-9849.

Opinac Energy Corporation owns 50% of the voting securities of CNP Limited. The remaining 50% of CNP Limited is owned by Fortis Inc., an unaffiliated holding company. Opinac Energy Corporation, in turn, is wholly owned by Opinac North America, Inc., a wholly owned subsidiary of NiMo.

CNP Limited owns 100% of the voting securities of Canadian Niagara Power Inc, (“CNP Inc”) which distributes electricity to residential, commercial and industrial customers in Fort Erie, Ontario. CNP Inc. has a 60 hertz international interconnection with Niagara Mohawk that provides back-up power in the event of an outage at Niagara Falls. CNP Inc. also has a 25 hertz transmission line that interconnects the 25 hertz grid in Niagara Falls, Ontario with the Niagara Mohawk system in Buffalo, New York. As of December 31, 2001, CNP Inc. served approximately 14,600 customers with 44 employees, 32 km of transmission lines and 900 km of distribution lines.

CNP Limited does not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S. CNP Limited sells electric energy within Canada or at the Canada/U.S. border to various wholesale purchasers for export to the U.S. These sales use the lines of CNP Inc. or other unaffiliated utilities that are interconnected with the transmission facilities of the New York Independent System Operator. All purchasers take title to any energy sold by CNP Limited within Canada or at the international border for transmission via NYISO facilities. CNP Limited is licensed by the FERC1 to sell electricity at market-based rates into the U.S. Since September 2000, all sales by CNP at the international border have been made to unaffiliated purchasers.2

On July 19, 2001, CNP Limited, CNP Inc., the City of Port Colborne, Ontario and Port Colborne Hydro, Inc. (“Port Colborne Hydro”), a distribution utility, signed an agreement for CNP Inc. to lease the electric distribution business of Port Colborne Hydro. The agreement is subject to Ontario Energy Board approval before closing. As of December 31, 2001, Port Colborne Hydro served approximately 9,000 customers with 17 employees, and 270 km of distribution lines. Port Colborne Hydro has no generation or transmission facilities.

CNP Limited has also recently acquired a 10% interest in two newly-formed companies in Ontario, Westario Power Holdings Inc. (“Westario Power”)3 and Rideau St. Lawrence Holdings Inc. (“Rideau St. Lawrence”). Westario Power is a holding company with two wholly-owned subsidiaries. Westario Power Inc., the first subsidiary, is an electric distribution utility that serves the counties of Bruce, Grey and Huron, Ontario. As of December 31, 2001, Westario Power Inc. served approximately 20,000 customers with 36 employees, and 370 km of distribution lines. Westario Power Inc. has no generation or transmission facilities. Westario Power Services Inc., a non-utility company and the second subsidiary, markets and sells associated products and services.

Rideau St. Lawrence is a holding company with three wholly-owned subsidiaries. The first subsidiary, Rideau St. Lawrence Distribution Inc., is an electric distribution utility that serves the counties of Leeds-Grenville and Stormont-Dundes, Ontario. As of December 31, 2001, Rideau St. Lawrence Distribution Inc. serves approximately 6,000 customers with 14 employees, and 84 km of distribution lines. Rideau St. Lawrence Distribution Inc. has no generation or transmission facilities. The second subsidiary, Rideau St. Lawrence Utilities Inc., a non-utility company, provides human resources and asset services to the other two subsidiaries. The final subsidiary, Rideau St. Lawrence Services Inc., also a non-utility company, provides operational services to Rideau St. Lawrence Distribution Inc.

CNP Limited’s other wholly-owned subsidiaries are 1161557 Ontario Inc, and Ziegler Energy Demands Inc., which are both inactive.

Item 2	State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

CNP Limited is a subsidiary of NiMo which wholly owns Niagara Mohawk Power Corporation (“Niagara Mohawk”). Niagara Mohawk is a New York public utility company. Niagara Mohawk and CNP Limited are related only in that they are members of the same holding company system under NiMo.

NiMo and The National Grid Group plc, a registered holding company, and certain of its subsidiaries have entered into a definitive agreement to merge NiMo into a wholly owned subsidiary of National Grid Group plc. The merger, and related transactions are the subject of the application/declaration submitted to the Securities and Exchange Commission in File No. 70-9849, which was approved by Commission Release No. 35-27490 (Jan. 15, 2002). Upon the consummation of the acquisition of NiMo by National Grid Group plc, the following companies, in addition to Niagara Mohawk, will be domestic associate public-utility companies of CNP Limited (collectively the “Existing National Grid USA Domestic Utility Associates”):

New England Power Company
Massachusetts Electric Company
Narragansett Electric Company
Granite State Electric Company
Nantucket Electric Company
New England Electric Transmission Corporation
New England Hydro -Transmission Corporation
New England Hydro -Transmission Electric Company, Inc.
Vermont Yankee Nuclear Power Corporation

The Existing National Grid USA Domestic Utility Associates will be indirect subsidiaries of National Grid Group plc. Upon consummation of the planned merger and associated restructuring, NiMo and the Existing National Grid USA Domestic Utility Associates will be directly owned by National Grid USA, a registered holding company, which will in turn be owned by a series of intermediate registered holding companies, National Grid Holdings Inc., National Grid General Partnership, National Grid US Partner 1 Limited, National Grid US Partner 2 Limited, National Grid (US) Investments Four, and National Grid (US) Holdings Ltd. New National Grid plc (to be renamed National Grid Group plc) is the proposed successor to National Grid Group plc and, in turn, will be, after completing the proposed corporate restructuring, the top registered holding company. The overall corporate structure of the National Grid Group plc, and CNP Limited’s relationship to Niagara Mohawk and the Existing National Grid USA Domestic Utility Associates is presented in Exhibit N-3 to SEC Form U-1 in File No. 70-9849, which is incorporated by reference.

In the past, CNP Limited has purchased goods and services from Niagara Mohawk. Following the planned merger, CNP Limited and its subsidiaries may provide services to and receive services from associate companies under New National Grid plc, subject to applicable provisions of the Act and the rules, regulations and orders thereunder,

While Niagara Mohawk previously held an interest in CNP Limited, it transferred that interest in 1950 as described below. Niagara Mohawk’s ownership interests in CNP Limited existed prior to 1935. Niagara Mohawk was formerly a subsidiary of Niagara Hudson Power Corporation (“Niagara Hudson”). Prior to 1935, Niagara Hudson was a public-utility holding company that owned interests in two Canadian public-utility subsidiaries. It, in turn, was a subsidiary of The United Corporation (“United”), a public- utility holding company. On January 5, 1950, Niagara Hudson consolidated its three principal subsidiaries to form a new operating company, Niagara Mohawk. Niagara Mohawk achieved its current structure when United sold its holdings in Niagara Mohawk pursuant to a plan of reorganization filed with the Commission under section 11(e) of the Act and when Niagara Hudson was dissolved on December 21, 1950.

In 1998, NiMo became an exempt holding company under section 3(a)(1) of the Act and Niagara Mohawk became a subsidiary of NiMo. Outstanding shares of Niagara Mohawk common stock were exchanged for one share of NiMo common stock. After the exchange, certain Niagara Mohawk’s existing subsidiaries, including CNP Limited, were transferred to NiMo and became subsidiaries of NiMo.

CNP Limited will be related to Niagara Mohawk and the Existing National Grid USA Domestic Utility Associates only in that they will be members of the same holding company system under the National Grid Group plc. CNP Limited and its subsidiaries may provide services to and receive services from Niagara Mohawk and the Existing National Grid USA Domestic Utility Associates subject to applicable provisions of the Act and the rules, regulations and orders thereunder.

Niagara Mohawk and the Existing National Grid USA Domestic Utility Associates will not have an interest in CNP Limited.

1     Canadian Niagara Power Company Limited, 87 FERC ¶61,070 (1999).

2     See Emera Inc., Holding Co. Act Release No. 27445 (Oct. 1, 2001) (discussing the granting of foreign utility company status under similar circumstances).

3     The Ontario Energy Board recently approved the completion of the transactions with Rideau St. Lawrence, and approval for Westario Power remains outstanding.

Exhibit A

Letter from the New York Public Service Commission.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

/s/William E. Davis
Chairman and Chief Executive Officer

The Niagara Mohawk Holdings, Inc. on behalf of Canadian Niagara Power Company Limited

Date:    January 29, 2002

Exhibit A

STATE OF NEW YORK DEPARTMENT OF PUBLIC SERVICE

THREE EMPIRE STATE PLAZA, ALBANY, NY 12223-1350

December 4, 2001

Catherine A. Fisher
Assistant Director
Office of Public Utility Regulation
Securities and Exchange Commission
450 5th St., N.W.
Washington, D.C. 20549

Re:         SEC File No. 70-9849 - National Grid Group plc - Request for Investment and
               Financing Authority to Acquire Exempt Wholesale Generators and Foreign
               Utility Companies.

Dear Ms. Fisher:

By letter of November 2, 2001, you refer to New National Grid plc’s (National Gird) intention to acquire Niagara Mohawk Holdings, Inc., the parent company of Niagara Mohawk Power Corporation (Niagara Mohawk), a New York electric and gas operating utility. You also report that National Grid has sought authority to make additional investments in foreign utility companies (FUCO) and exempt wholesale generators (EWG), in an aggregate amount of up to $5,406 billion. Pursuant to the Public Utility Holding Company Act of 1935, you solicit the views of the New York State Public Service Commission (PSC) “as to its authority and resources to protect ratepayers subject to its jurisdiction” if the proposed investments were made.

The PSC’s jurisdiction over Niagara Mohawk and its parents under New York law should not be affected by the proposed acquisition or by National Grid’s proposed investment in FUCO or EWGs. The PSC has sufficient authority and resources to protect the New York operating utility and its ratepayers from adverse impacts associated with the investments. Moreover, the PSC has approved National Grid’s acquisition of Niagara Mohawk, upon a finding that it would not adversely affect the growth of electric markets in New York.

Sincerely,

/s/Lawrence G. Malone
General Counsel